UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 17, 2013

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE,

VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

bhpbilliton

resourcing the future

Release Time IMMEDIATE

Date 17 July 2013

Number 16/13

BHP BILLITON EXPLORATION AND DEVELOPMENT REPORT FOR THE YEAR ENDED 30 JUNE 2013

This report covers the Group’s exploration and development activities for the June 2013 quarter. Unless otherwise stated, BHP Billiton’s interest in the projects referred to in this report is 100 per cent and references to project schedules are based on calendar years.

Development

The majority of BHP Billiton’s 18 low risk, largely brownfield, major projects are scheduled to deliver first production before the end of the 2015 financial year.

Our Western Australia Iron Ore (WAIO) business achieved several milestones during the 2013 financial year, which included an increase in port capacity to 220 million tonnes per annum (100 per cent basis) following the successful installation of all major infrastructure associated with the WAIO Port Hedland Inner Harbour Expansion project. In addition, WAIO Orebody 24 delivered first production during the period.

The WAIO Jimblebar Mine Expansion, which will increase supply chain capacity to 220 million tonnes per annum (100 per cent basis), is now expected to achieve first production in the December 2013 quarter, ahead of schedule. The project is on budget in local currency, although the capital cost in US dollars is expected to be 10 per cent, or US$340 million higher than the original budget. This increase has been more than offset by a change in scope and US$400 million reduction in the budget for the WAIO Port Blending and Rail Yard Facilities project, which reflects the decision to prioritise capital efficient growth in the inner harbour. As a result, WAIO remains well positioned to deliver 220 million tonnes per annum of supply chain capacity ahead of schedule and on budget.

The Daunia and Broadmeadow Life Extension projects (both metallurgical coal) also delivered first production during the 2013 financial year, ahead of schedule. In addition, first coal was loaded from the Newcastle Third Port Stage 3 project (energy coal) during the June 2013 quarter. The WAIO Port Hedland Inner Harbour Expansion, WAIO Orebody 24 and Daunia projects will not be reported in future Exploration and Development Reports. BHP Billiton’s Onshore US drilling and development expenditure totalled US$4.8 billion in the 2013 financial year and reflected a higher working interest across several fields and an increase in drilling speed, which delivered more wells per rig and a higher rate of completion activity. Over 80 per cent of our Onshore US expenditure was directed towards the Eagle Ford and Permian, as planned. An improvement in drilling productivity is expected to facilitate a reduction in our rig count in the 2014 financial year, while a lower level of capital expenditure for Onshore US will be increasingly focused on our liquids rich acreage in the Eagle Ford.

BHP Billiton continued to simplify its portfolio during the period. On 20 June 2013 the Company announced an extension of its WAIO long term joint venture relationship with ITOCHU Corporation (ITOCHU) and Mitsui & Co., Ltd (Mitsui). This transaction was completed in July 2013 and has aligned interests across the WAIO supply chain. Under the terms of the agreement, ITOCHU and Mitsui invested approximately US$0.8 billion and US$0.7 billion, respectively, in shares and loans of BHP Iron Ore (Jimblebar) Pty Ltd, representing an eight per cent and seven per cent interest in the Jimblebar mining hub and resource. The consideration included a share of capital costs associated with the Jimblebar Mine Expansion project.

During the June 2013 quarter, BHP Billiton also completed the sale of its 8.33 per cent interest in the East Browse Joint Venture and 20 per cent interest in the West Browse Joint Venture, located offshore Western Australia, to PetroChina International Investment (Australia) Pty Ltd for US$1.63 billion plus customary purchase price adjustments.

Project and ownership	Share of approved capex (US$m)	Initial production target date	Production capacity (100%)	Quarterly progress
Petroleum projects				
Macedon (Australia) 71.43% Operator Gas	1,050	CY13	200 million cubic feet gas per day.	On schedule and budget. Commissioning activities are progressing and the overall project is 99% complete.
Bass Strait Turrum[(a)] (Australia) 50% Non operator Gas/Gas Liquids	1,350	CY13	11,000 bpd condensate and processing capacity of 200 million cubic feet gas per day.	On revised schedule and budget. The overall project is 91% complete.
Bass Strait Longford Gas Conditioning Plant (Australia) 50% Non operator Gas	520	CY16	Designed to process approximately 400 million cubic feet per day of high CO_2 gas.	On schedule and budget. The overall project is 4% complete.
North West Shelf North Rankin B Gas Compression (Australia) 16.67% Non operator LNG	850	CY13	2,500 million cubic feet gas per day.	On budget. Commissioning activities are progressing and the overall project is 99% complete.
North West Shelf Greater Western Flank-A (Australia) 16.67% Non operator LNG	400	CY16	To maintain LNG plant throughput from the North West Shelf operations.	On schedule and budget. The overall project is 51% complete.
Minerals projects				
Escondida Organic Growth Project 1 (Chile) 57.5% Copper	2,207	H1 CY15	Replaces the Los Colorados concentrator with a new 152,000 tpd plant.	On schedule and budget. The overall project is 41% complete.

BHP Billiton Exploration and Development Report for the year ended 30 June 2013 2

Project and ownership	Share of approved capex (US$m)	Initial production target date	Production capacity (100%)	Quarterly progress
Escondida Oxide Leach Area Project (Chile) 57.5% Copper	414	H1 CY14	New dynamic leaching pad and mineral handling system. Maintains oxide leaching capacity.	On schedule and budget. The overall project is 61% complete.
WAIO Jimblebar Mine Expansion (Australia) 96%[(b)] Iron Ore	3,640[(b)(c)]	H2 CY13	Increases mining and processing capacity to 35 million tpa with incremental debottlenecking opportunities to 55 million tpa.	Ahead of schedule and on budget in local currency, although the capital cost in US dollars is expected to be 10% higher than the original budget. The overall project is 89% complete.
WAIO Port Hedland Inner Harbour Expansion (Australia) 85% Iron Ore	1,900[(c)]	H2 CY12	Increases total inner harbour capacity to 220 million tpa. Debottlenecking opportunities that would add substantial, low cost capacity are being evaluated.	First production was achieved in Q4 CY12. On schedule and budget. The overall project is 92% complete.
WAIO Port Blending and Rail Yard Facilities (Australia) 85% Iron Ore	1,000[(c)(d)]	H2 CY14	Optimises resource and enhances efficiency across the WAIO supply chain.	On schedule and budget on the basis of the revised scope. The overall project is 86% complete.
WAIO Orebody 24 (Australia) 85% Iron Ore	698	H2 CY12	Maintains iron ore production output from the Newman Joint Venture operations.	First production was achieved in Q4 CY12. On schedule and budget. The overall project is 88% complete.
Samarco Fourth Pellet Plant (Brazil) 50% Iron Ore	1,750	H1 CY14	Increases iron ore pellet production capacity by 8.3 million tpa to 30.5 million tpa.	On schedule and budget. The overall project is 90% complete.
Daunia (Australia) 50% Metallurgical Coal	800	Q1 CY13	Greenfield mine development with 4.5 million tpa of export metallurgical coal capacity.	First production was achieved in Q1 CY13, ahead of schedule. Ramp-up is also progressing ahead of plan. The final capital cost is expected to be below budget. The overall project is 97% complete.
Hay Point Stage Three Expansion (Australia) 50% Metallurgical Coal	1,250[(c)]	CY14	Increases port capacity from 44 million tpa to 55 million tpa and reduces storm vulnerability.	Schedule and budget are under review. The overall project is 66% complete.
Caval Ridge (Australia) 50% Metallurgical Coal	1,870[(c)]	CY14	Greenfield mine development to produce an initial 5.5 million tpa of export metallurgical coal.	On schedule and budget. The overall project is 71% complete.

BHP Billiton Exploration and Development Report for the year ended 30 June 2013 3

Project and ownership	Share of approved capex (US$m)	Initial production target date	Production capacity (100%)	Quarterly progress
Appin Area 9 (Australia) 100% Metallurgical Coal	845	CY16	Maintains Illawarra Coal's production capacity with a replacement mining domain and capacity to produce 3.5 million tpa of metallurgical coal.	On schedule and budget. The overall project is 44% complete.
Cerrejon P40 Project (Colombia) 33.3% Energy Coal	437	CY13	Increases saleable thermal coal production by 8 million tpa to approximately 40 million tpa.	On schedule and budget. The overall project is 71% complete.
Newcastle Third Port Project Stage 3 (Australia) 35.5% Energy Coal	367	Q2 CY13	Increases total coal terminal capacity from 53 million tpa to 66 million tpa.	First coal was loaded in Q2 CY13, ahead of schedule and on budget. The overall project is 76% complete.

Minerals exploration

Greenfield minerals exploration is focused on advancing copper targets within Chile and Peru. Minerals exploration expenditure for the 2013 financial year was US$651 million, of which US$500 million was expensed.

Petroleum exploration

Exploration and appraisal wells drilled during the quarter or in the process of drilling as at 30 June 2013.

Well	Location	BHP Billiton equity	Status
Raptor-1/ST-1	Gulf of Mexico DC535	50% (Anadarko operator)	Drilling ahead
Homevale-1	Western Australia WA-475P	60% (Operator)	Plugged and abandoned Dry hole

Petroleum exploration expenditure for the 2013 financial year was US$675 million, of which US$522 million was expensed.

BHP Billiton expanded its Petroleum exploration portfolio with the signing of Production Sharing Contracts for Trinidad and Tobago's deep water Blocks 5, 6, 28 and 29.

(a) Initial production through the Turrum facilities, scheduled for the 2013 calendar year, will be low CO_2 gas. Additional high CO_2 production from the Turrum reservoir will come online with completion of the Longford Gas Conditioning Plant in the 2016 calendar year.

(b) Following completion of the ITOCHU and Mitsui transaction in July 2013, BHP Billiton's economic interest in the Jimblebar Mine Expansion project is now 85 per cent and our share of approved capital expenditure is reduced to US$3,220 million.

(c) Excludes announced pre-commitment funding.

(d) The construction of port blending and rail yard facilities at the South Stockyard is no longer included in the scope of the WAIO Port Blending and Rail Yard Facilities project.

Further information on BHP Billiton can be found at: www.bhpbilliton.com

BHP Billiton Exploration and Development Report for the year ended 30 June 2013 4

Media Relations Investor Relations

Australia Australia

Gabrielle Notley James Agar

Tel: +61 3 9609 3830 Mobile: +61 477 325 803 Tel: +61 3 9609 2222 Mobile: +61 467 807 064

email: Gabrielle.Notley@bhpbilliton.com email: James.Agar@bhpbilliton.com

Fiona Hadley Andrew Gunn

Tel: +61 3 9609 2211 Mobile: +61 427 777 908 Tel: +61 3 9609 3575 Mobile: +61 402 087 354

email: Fiona.Hadley@bhpbilliton.com email: Andrew.Gunn@bhpbilliton.com

Eleanor Nichols United Kingdom and South Africa

Tel: +61 3 9609 2360 Mobile: +61 407 064 748 email: Eleanor.Nichols@bhpbilliton.com Tara Dines

Tel: +44 20 7802 7113 Mobile: +44 7825 342 232

United Kingdom Email: Tara.Dines@bhpbilliton.com

Ruban Yogarajah Americas

Tel: +44 20 7802 4033 Mobile: +44 7827 082 022 email: Ruban.Yogarajah@bhpbilliton.com James Agar

Tel: +61 3 9609 2222 Mobile: +61 467 807 064

Jennifer White email: James.Agar@bhpbilliton.com

Tel: +44 20 7802 7462 Mobile: +44 7827 253 764 email: Jennifer.White@bhpbilliton.com Matt Chism

Tel: +1 71 359 96158 Mobile: +1 281 782 2238

Americas email: Matt.E.Chism@bhpbilliton.com

Jaryl Strong

Tel: +1 713 499 5548 Mobile: +1 281 222 6627 email: Jaryl.Strong@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 BHP Billiton Plc Registration number 3196209

Registered in Australia Registered in England and Wales

Registered Office: 180 Lonsdale Street Registered Office: Neathouse Place

Melbourne Victoria 3000 Australia London SW1V 1BH United Kingdom

Tel +61 1300 55 4757 Fax +61 3 9609 3015 Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

BHP Billiton Exploration and Development Report for the year ended 30 June 2013 5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: July 17, 2013	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary